Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

December 30, 2011

Ms. Brigitte Lippman, Special Counsel
Securities and Exchange Commission
Re: Home Treasure Finders, Inc.
Form S-1/A3
File number 333-176154

Dear Ms. Lippman:

We are submitting herewith our Third Amendment to Form S-1 filed previously. We have incorporated changes in response to the Commission’s letter dated December 23, 2011.

1.	We have updated the dilution table on page 6 to reflect the information from our most recent financial statement for the period ending September 30, 2011.

2.	We have deleted disclosures in connection with recurring revenues and referral agreements on page 7 and throughout the document.

3.
We have added the following wording to the disclosure on page 15:

“Mr. James Wiegand is the father of Corey Wiegand, our CEO and majority shareholder. Prospective investors should note that James Wiegand is a selling shareholder in this offering. Prospective investors should further note that James Wiegand has a history of promoting blank check companies formed for the purpose of entering into reverse merger or similar transactions.”

4.	We have corrected the use of proceeds table on page 17. A row entitled working capital has been added. The sum of the intended uses now adds up to the amount of total net proceeds.

5.
We have revised our disclosure of significant expenditures for the nine month period ending September 30, 2011 found on page 25 to include a description of our total expenses of $41,530 for the nine month period.

6.	We have revised our executive compensation disclosures on page 31 to conform with the requirements of Item 217.11 of Regulation S-K.

Ms. Brigitte Lippman, Special Counsel
December 30, 2011

7.	We have revised the second signature clause of the certification to include the signatures of our: Principal Executive Officer Principal Financial Officer Principal Accounting Officer

8.	A revised Legal Opinion covering a total of 4,025,800 shares is included as Exhibit 5.1

We believe the document is much improved and await the Commission’s response.

Sincerely,

Home Treasure Finders, Inc.

/s/ Corey Wiegand
Corey Wiegand
President, Sole Director, Chief Financial Officer and Principal Accounting Officer